October 14, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F St NE

Washington, D.C. 20549

Attention:	Li Xiao

Jeanne Baker

Alan Campbell

Celeste Murphy

Re:	Ventyx Biosciences, Inc.

Registration Statement on Form S-1

Filed September 29, 2021

File No. 333-259891

Ladies and Gentlemen:

On behalf of our client, Ventyx Biosciences, Inc. (“Ventyx” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 12, 2021, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and filing via EDGAR an Amendment No. 1 to Registration Statement on Form S-1 (the “Amended Registration Statement”). For the Staff’s reference, we are providing to the Staff a copy of this letter as well as both a clean copy of the Amended Registration Statement and a copy marked to show all changes to the Registration Statement filed on September 29, 2021.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and the Staff comments below (which are references to the original Registration Statement filed on September 29, 2021), all page references herein correspond to the Amended Registration Statement.

Overview, page 1

1.

We note your response to prior comment 2. Your disclosure continues to state your conclusion regarding your product candidates’ “selectivity” and “therapeutic window.” You may summarize or describe data from clinical trials without drawing conclusions with respect to efficacy. You may also describe what your product candidate is designed to do. Please revise your disclosure to remove your conclusion.

In response to the Staff’s comment, the Company has revised the disclosures in the sections titled “Prospectus Summary” and “Business” of the Amended Registration Statement.

Securities and Exchange Commission

October 14, 2021

2.	Please revise your pipeline table so that the text within the graphic is legible.

In response to the Staff’s comment, the Company has revised the pipeline table in the sections titled “Prospectus Summary” and “Business” of the Amended Registration Statement.

Our Competitive Strengths, page 4

3.

We note your response to prior comment 5. We also note your disclosure that you plan to apply your knowledge of the immunology market to “accelerate” your pipeline through strategic partnerships and that an element of your strategy includes entering into strategic partnerships that may “accelerate” your programs. Please revise these and similar statements throughout your prospectus to remove any implication that you will be successful in advancing your product candidate in a rapid or accelerated manner, as such statements are speculative.

In response to the Staff’s comment, the Company has revised the disclosures in the sections titled “Prospectus Summary” and “Business” of the Amended Registration Statement.

Corporate Information, page 5

4.

We note your response to prior comment 4, including that in February 2021, you acquired Oppilan, including its lead candidate VTX002, and Zomagen, including its lead candidate VTX2735. Please revise to clarify, if true, that you acquired the outstanding equity of Oppilan Pharma and Zomagen Biosciences and such entities became wholly owned subsidiaries of the Company.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amended Registration Statement.

Market, Industry and Other Data, page 74

5.

We note your response to prior comment 10. Please either delete the statement that your internal research has not been verified by any third party or specifically state that you are liable for such information.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amended Registration Statement.

Entering into strategic partnerships that may expand and/or accelerate our programs to maximize worldwide commercial potential of our product, page 101

Securities and Exchange Commission

October 14, 2021

6.

We note your response to prior comment 15. We also note your disclosure at the bottom of page 101 that “[you] have discovered and developed all of [y]our pipeline product candidates.” Please revise to clarify that certain of your pipeline candidates were discovered and partially developed by companies you acquired.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Amended Registration Statement.

Figure 2: Potential indications for TYK2-targeted molecules, page 102

7.

We note your response to prior comment 19, including that the figures represent the market for IBD and UC in patients at all severity levels. Please tell us why it would not be more appropriate to disclose the addressable market for moderate-to severe IBD and UC, which appears to be the target market that you address. Please also clarify whether the third column in Figure 2 represents global revenue associated with treatments for moderate-to-severe disease. Additionally, please provide the basis for your statements that that all of your product candidates target multi-billion-dollar commercial markets. In this regard, it appears that SLE only represents a one billion dollar market and there is no global revenue data provided for Lupus Nephritis. Additionally, you do not appear to have data regarding the market opportunity for moderate-to-severe IBD and UC.

In response to the Staff’s comment, the Company has revised Figure 2 on page 108 of the Amended Registration Statement to clarify that the third column represents global revenue associated with treatments for all severity levels. Additionally, the Company has revised the Registration Statement throughout to remove references to “multi-billion-dollar commercial markets.” Lastly, the Company confirms to the Staff that it is unable to obtain separate data regarding the market opportunity for patients with moderate-to-severe IBD and UC.

Management, page 137

8.

We note your response to prior comment 21, including your disclosure that Mr. Mohan serves as a Partner and Scientific Advisor at New Science Ventures and that Messrs. Mohan, Krueger and Nuss serve as officers of Escalier Biosciences and Vimalan Biosciences. Please include risk factor disclosure regarding any possible conflicts of interest faced by your officers as a result of their outside activities, in each case to the extent they pose significant risks to the Company. In this regard, we note that Escalier Biosciences also develops potential treatments for psoriasis patients. Alternatively, please explain to us why such disclosure is not required.

In response to the Staff’s comment, the Company has inserted an additional risk factor disclosure on page 42 of the Amended Registration Statement.

* * *

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (858) 350-2308 or Robert Wernli at (858) 350-2273.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/Martin J. Waters
Martin J. Waters

cc:	Raju Mohan, Ventyx Biosciences, Inc.

Christopher Krueger, Ventyx Biosciences, Inc.

Martin Auster, Ventyx Biosciences, Inc.

Robert L. Wernli, Jr., Wilson Sonsini Goodrich & Rosati, P.C.

Jason Skolnik, Wilson Sonsini Goodrich & Rosati, P.C.

Charles S. Kim, Cooley LLP

Kristin Vanderpas, Cooley LLP

Dave Peinsipp, Cooley LLP

Tim Holl, Ernst & Young LLP